Exhibit 99.1

Xueda Education Group Announces the Formation of a Special Committee to Evaluate the Preliminary Non-Binding Proposal to Acquire the Company from Insight Investment Co., Ltd.

BEIJING, May 14, 2015 — Xueda Education Group (NYSE: XUE) (“Xueda” or the “Company”), a leading national provider of personalized tutoring services for primary and secondary school students in China, today announced that the Board of Directors of the Company (the “Board”) has formed a committee of independent directors (the “Independent Committee”) to evaluate the preliminary non-binding proposal letter dated April 20, 2015 (the “Proposal Letter”) from Insight Investment Co., Ltd., a Chinese company listed on the Shenzhen Stock Exchange under the Stock Code 000526.SZ (“Insight Investment”) to acquire all of the Company’s outstanding shares (the “Proposal”).

Each of the co-founders of the Company, Mr. Xin Jin, Mr. Rubin Li and Mr. Jinbo Yao (the “Founders”), currently intend to form a consortium with Insight Investment in connection with the Proposal.  The Founders currently beneficially own, in the aggregate, shares of the Company representing approximately 58.8% of the issued and outstanding shares of the Company.

The Company cautions its shareholders and others considering trading its securities that neither the Board nor the Independent Committee has made any decision with respect to the Company’s response to the Proposal Letter. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Xueda Education Group

Xueda Education Group (“Xueda”) is a leading national provider of personalized tutoring services for primary and secondary school students in China. For more information about Xueda, please visit http://ir.xueda.com.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, market and operating conditions, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” “targets” and similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks and uncertainties beyond our control, which could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in our filings with the U.S. Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Xueda Education Group

Ross Warner

Tel: +86-10-6427-8899 ext. 6619

Email: investor_relations@xueda.com

Asia Bridge Capital Limited

Wendy Sun

Tel: +86-10-8556-9033 (China)

+1-888-550-8392 (U.S.)

Email: wendy.sun@asiabridgegroup.com